UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Right Management Consultants, Inc.

(Name of Issuer)

Common Stock

Par Value $0.01 per Share

(Title of Class of Securities)

766573109

(CUSIP Number)

Michael J. Van Handel

Manpower Inc.

5301 North Ironwood Road

Milwaukee, Wisconsin  53217

(414) 961-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 766573109		Page 2 of 7 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Manpower Inc. 39-1672779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,012 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,012 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,012 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person may be deemed to be the beneficial owner of 1,640,012 shares under the Tender and Voting Agreement described in Item 4.  The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Tender and Voting Agreement.

(2)

The amounts in rows 8 and 10 exclude 4,178,818 shares of common stock subject to options held by the shareholders named in Schedule I to the Tender and Voting Agreement.  The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Tender and Voting Agreement.

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CUSIP No. 766573109	Page 3 of 7 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Right Common Stock"), of Right Management Consultants, Inc., a Pennsylvania corporation ("Right"), with principal executive offices at 1818 Market Street, 33rd Floor, Philadelphia, Pennsylvania 19103.

Item 2.

Identity and Background

(a)

This statement is being filed by Manpower Inc., a Wisconsin corporation ("Manpower").

(b)

Manpower is a global staffing leader with over 4,000 systemwide offices in 63 countries.  Manpower's largest operations, based on revenues, are located in the United States, France and the United Kingdom.  Manpower provides a wide range of human resource services, including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; internal audit, accounting, technology and tax services; and organizational performance consulting.

The address of the principal business and principal office of Manpower is 5301 North Ironwood Road, Milwaukee, WI 53217.

(c)

Information regarding the executive officers and directors of Manpower is set forth on Schedule I hereto.

(d) & (e)

During the past five years, Manpower, and to Manpower's knowledge, its executive officers and directors named on Schedule I hereto have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Manpower is a corporation organized under the laws of the State of Wisconsin.  All of the executive officers and directors of Manpower are citizens of the United States, except for Dennis Stevenson who is a citizen of the United Kingdom, Jean-Pierre Lemmonier who is a citizen of France and Yoav Michaely who is a citizen of Israel.

Item 3.

Source and Amount of Funds or Other Consideration

The Tender and Voting Agreement dated as of December 10, 2003 (the "Tender and Voting Agreement") entered into by Manpower and certain executive officers and directors of Right (each a "Shareholder," and collectively, the "Shareholders") is described in Item 4 of this Schedule 13D and is incorporated by reference herein.  Manpower expressly disclaims beneficial ownership of any shares of Right Common Stock covered by the Tender and Voting Agreement.  No funds of Manpower were or will be used to purchase these shares of Right Common Stock (except for cash paid in lieu of fractional shares), as more fully described in Item 4.

Item 4.

Purpose of Transaction

(a)-(b)

On December 10, 2003, Manpower and Hoosier Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of Manpower ("Hoosier"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Right providing for Manpower or Hoosier to acquire all of the outstanding shares of Right Common Stock by means of an exchange offer (the "Offer") and a subsequent merger (the "Merger,") of Hoosier with and into Right, with Right continuing as the surviving corporation and a wholly owned subsidiary of Manpower.

In the Offer, Manpower, through Hoosier, is offering to exchange a fraction of a share of common stock of Manpower, par value $0.01 (the "Manpower Common Stock"), for each share of Right Common Stock that

SC 13D

CUSIP No. 766573109	Page 4 of 7 Pages

is validly tendered and not withdrawn.  This fraction will be determined upon the first acceptance for exchange of shares of Right Common Stock pursuant to the Offer (the "Appointment Time") and will be based on the average of the average daily high and low sale price per share of Manpower Common Stock on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the Appointment Time (the "Manpower Average Trading Price").  If the Manpower Average Trading Price is between $41.69 and $50.96 per share, Right shareholders will receive a fraction of a share of Manpower Common Stock equal to $18.75 divided by the Manpower Average Trading Price for each share of Right Common Stock they own.  If the Manpower Average Trading Price is greater than $50.96 per share, Right shareholders will receive 0.3680 of a share of Manpower Common Stock for each share of Right Common Stock they own.  If the Manpower Average Trading Price is less than $41.69 per share but equal to or greater than $37.80 per share, Right shareholders will receive 0.4497 of a share of Manpower Common Stock for each share of Right Common Stock they own.  If the Manpower Average Trading Price is less than $37.80 per share, Manpower has the option, but not the obligation, to issue a fraction of a share of Manpower Common Stock equal to $17.00 divided by the Manpower Average Trading Price for each share of Right Common Stock.  If Manpower chooses not to exercise this option, Right has the right to terminate the Merger Agreement.

At the time of the execution of the Merger Agreement, in order to induce Manpower and Hoosier to enter into the Merger Agreement, each of the Shareholders entered into the Tender and Voting Agreement with Manpower.

Pursuant to the Tender and Voting Agreement, each Shareholder agreed (i) to tender into the Offer shares (the "Shareholder Shares") which represent approximately 7.2% of the Right Common Stock outstanding as of December 9, 2003, and (ii) at any meeting of the shareholders of Right or in connection with any written consent of the shareholders of Right, to vote such shares (a) in favor of the Merger, the execution and delivery by Right of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Voting Agreement; and (b) against approval of any proposal relating to a competing proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Tender and Voting Agreement or result in a breach in any respect of any obligation or agreement of Right under the Merger Agreement or which would delay or otherwise adversely affect the Merger or the Offer.

Each Shareholder also agreed that, except as provided by the Merger Agreement and the Tender and Voting Agreement, such shareholder will not (i) offer to transfer, transfer or consent to any transfer of, any or all shares of Right Common Stock held of record or beneficially owned by such Shareholder; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all shares of Right Common Stock held of record or beneficially owned by such Shareholder; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all shares of Right Common Stock held of record or beneficially owned by such Shareholder; (iv) deposit into a voting trust or enter into a voting agreement or arrangement with respect to any or all shares of Right Common Stock held of record or beneficially owned by such Shareholder; or (v) take any other action that would make any representation or warranty of such Shareholder contained in the Tender and Voting Agreement untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Shareholder's obligations under the Tender and Voting Agreement or the transactions contemplated by the Tender and Voting Agreement or the Merger Agreement.

Each Shareholder has agreed that such Shareholder will not, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal, as defined in the Merger Agreement.  Each Shareholder also agreed to use all reasonable efforts to consummate and make effective the transactions contemplated by the Tender and Voting Agreement.

The Tender and Voting Agreement with respect to each Shareholder will terminate upon the earliest of the effective time of the Merger or the termination of the Merger Agreement.

(c)

Not applicable.

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CUSIP No. 766573109	Page 5 of 7 Pages

(d)

At the Appointment Time, Manpower will be entitled to designate the number of directors, rounded up to the next whole number, on Right's board of directors that equals:  (i) the total number of directors on Right's board of directors (after giving effect to the election of any additional directors pursuant to the terms of the Merger Agreement), multiplied by (ii) the percentage that the number of shares of Right Common Stock owned by Manpower (including shares of Right Common Stock accepted for payment) bears to the total number of shares of Right Common Stock outstanding.

According to the terms of the Merger Agreement, Right has agreed to take all action reasonably necessary to cause Manpower's designees to be elected or appointed to Right's board of directors, including, at Manpower's option, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both.  Until the completion of the Merger, Right's board of directors is required to include at least two members (the "Continuing Directors") who were directors of Right prior to the completion of the Offer.  If, at any time prior to the completion of the Merger, the number of Continuing Directors is reduced to fewer than two for any reason, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy.  The directors designated to fill such a vacancy will be deemed to be Continuing Directors or, if no Continuing Directors remain, the other directors will designate two persons to fill such vacancies who are not officers or affiliates of Manpower or any of its subsidiaries, and those persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

(e)

None, other than the change in the number of outstanding shares of Right Common Stock as contemplated by the Merger Agreement.

(f)

Not applicable.

(g)

If the Merger is consummated as planned, the certificate of incorporation and by-laws of Hoosier shall be the certificate of incorporation and by-laws of the surviving corporation resulting from the Merger.

(h)-(i)

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Right Common Stock will cease to be listed on the New York Stock Exchange, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

(j)

Other than as described above, Manpower currently has no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Manpower reserves the right to develop such plans).

Item 5.

Interest in Securities of the Issuer

(a)-(b)

Prior to December 10, 2003, Manpower, and to Manpower's knowledge, each of the persons listed on Schedule I, was not the beneficial owner (as defined in Exchange Act Rule 13d-3) of any shares of Right Common Stock.  By reason of the Tender and Voting Agreement (described in Item 4), Manpower may be deemed to be the beneficial owner of 1,640,012 shares under the Tender and Voting Agreement described in Item 4 (which excludes 4,178,818 shares of common stock subject to options held by the Shareholders), representing approximately 7.2% of Right Common Stock, based on the number of shares outstanding as of December 9, 2003, as represented by Right in the Merger Agreement.  Other than with respect to the voting and dispositive rights granted to Manpower pursuant to the Tender and Voting Agreement, Manpower does not have the right to vote the Shareholder Shares on any other matter matters or to dispose of the Shareholder Shares.  Manpower hereby expressly disclaims beneficial ownership of any shares of Right Common Stock covered by the Tender and Voting Agreement.  Except as described in this Schedule 13D, neither Manpower nor, to Manpower's knowledge, any of the persons listed in Schedule I, beneficially owns any shares of Right Common Stock.

SC 13D

CUSIP No. 766573109	Page 6 of 7 Pages

(c)

Except as set forth in this Schedule 13D, neither Manpower nor, to the Manpower's knowledge, any of the persons listed on Schedule I, has effected any transactions in Right Common Stock during the past 60 days.

(d)

Except as set forth in this Schedule 13D, neither Manpower nor, to Manpower's knowledge, any of the persons listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of any sale of, securities covered by this Schedule 13D.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by reference.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Tender and Voting Agreement, there are no contracts, understandings or relationships between Manpower and any third person with respect to the shares of Right Common Stock.

Item 7.

Material to Be Filed as Exhibits

Exhibit No	Description

99.1

Agreement and Plan of Merger among Right Management Consultants, Inc., Manpower Inc. and Hoosier Acquisition Corp. dated as of December 10, 2003, incorporated by reference to Manpower's Current Report on Form 8-K dated December 12, 2003

99.2

Tender and Voting Agreement dated as of December 10, 2003 between Manpower Inc. and each of the shareholders listed on Schedule I thereto, incorporated by reference to Manpower's Current Report on Form 8-K dated December 12, 2003

CUSIP No. 766573109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANPOWER INC.

Dated: December 22, 2003

/s/ Michael J. Van Handel

    Michael J. Van Handel

    Executive Vice President, Chief Financial Officer and Secretary

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

OF

MANPOWER INC.

The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Manpower Inc. ("Manpower").  Unless otherwise indicated, the business address and telephone number of each director or executive officer is Manpower Inc., 5301 North Ironwood Road, Milwaukee, Wisconsin 53217, (414) 961-1000, which address and telephone number is Manpower's business address and telephone number.

MANPOWER EXECUTIVE OFFICERS

NAME	AGE	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE YEAR EMPLOYMENT HISTORY

Jeffrey A. Joerres	43

Chairman of Manpower since May, 2001, and President and Chief Executive Officer of Manpower since April, 1999.  Senior Vice President--European Operations and Marketing and Major Account Development of Manpower from July, 1998 to April, 1999.  Senior Vice President--Major Account Development of Manpower from November, 1995 to July, 1998.  A director of Artisan Funds, Inc. and Johnson Controls Inc. A director of Manpower since April, 1999. An employee of Manpower since July 1993.

Michael J. Van Handel	43

Executive Vice President, Chief Financial Officer and Secretary of Manpower since April, 2002.  Senior Vice President, Chief Financial Officer and Secretary of Manpower from August, 1999 to April, 2002.  Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Manpower from July, 1998 to August, 1999. Vice President, Chief Accounting Officer and Treasurer of Manpower from February, 1995 to July, 1998.  An employee of Manpower since May, 1989.

Barbara J. Beck	42

Executive Vice President of Manpower - United States and Canadian Operations since January, 2002. Independent consultant from August, 2000 to January, 2002. Area Vice President and General Manager of United States - West for Sprint Corporation from February, 1996 to August, 2000. An employee of Manpower since January, 2002.

Jean-Pierre Lemonnier	44

Executive Vice President of Manpower and President of Manpower France since April, 2002. Managing Director of Manpower France from March, 2002 to April, 2002.  Director of Operations, Manpower France from April, 1998 to March, 2002. An employee of Manpower since April, 1998.

Yoav Michaely	46

Executive Vice President and Managing Director of Other Europe, Middle East and Africa for Manpower since April, 2002.  Senior Vice President of Manpower and Managing Director - European Region from December, 1999 to April, 2002. Regional Director - Southern Europe from September, 1996 to December, 1999.  An employee of Manpower since 1985

MANPOWER DIRECTORS

NAME	AGE	PRINCIPAL OCCUPATION AND DIRECTORSHIPS

Jeffrey A. Joerres	43

Chairman of Manpower since May, 2001, and President and Chief Executive Officer of Manpower since April, 1999.  Senior Vice President - European Operations and Marketing and Major Account Development of Manpower from July, 1998 to April, 1999.  Senior Vice President - Major Account Development of Manpower from November, 1995 to July, 1998.  A director of Artisan Funds, Inc. and Johnson Controls Inc. A director of Manpower since April, 1999.

J. Thomas Bouchard	62

Senior Vice President, Human Resources of International Business Machines from 1994 to 2000.  Senior Vice President and Chief Human Resources Officer of U.S. West Inc. from 1989 to 1994.  Also a director of Health Net, Inc. and Nordstrom fsb.  A director of Manpower since May, 2001.

Stephanie A. Burns	48

President and Chief Operating Officer of Dow Corning, a global leader in silicon based technology and innovation, since February 2003.  Held key management positions at Dow Corning since 1983, most recently as Executive Vice President from December 2002 to February 2003.  A director and an executive director for the Dow Corning/Genecor International partnership.  A director of Manpower since July, 2003.

Willie D. Davis	68

President of All Pro Broadcasting Incorporated, a radio broadcasting company located in Los Angeles, California, since 1977.  A director of Alliance Bank Co., Dow Chemical Company, Kmart Corporation, MGM Grand Inc., Sara Lee Corporation, Strong Funds, MGM Inc., Wisconsin Energy, Inc., Johnson Controls Inc., Checkers Inc. and Bassett Furniture.  A director of Manpower since May, 2001.

Jack M. Greenberg	61

Retired.  Chairman and Chief Executive Officer of McDonald's Corporation from May, 1998 to December, 2002.  A director of Abbot Laboratories, Allstate, Hasbro and First Data Corporation.  A director of Manpower since October, 2003.

Terry A. Hueneke	61

Executive Vice President of Manpower from 1996 until February, 2002.  Senior Vice President - Group Executive of Manpower's former principal operating subsidiary from 1987 until 1996.  A director of Manpower for more than five years.

Rozanne L. Ridgway	68

Non-Executive Chair, Baltic American Enterprise Fund since 1994.  Co-Chair of The Atlantic Council of the United States, an association to promote better understanding of international issues, from 1993 to 1996 and President from 1989 to 1992.  A member of the U.S. Foreign Service from 1957 to 1989, including assignments as Ambassador for Oceans and Fisheries Affairs, Ambassador to Finland, Ambassador to the German Democratic Republic and Assistant Secretary of State for European and Canadian Affairs.  Also a director of The Boeing Company, Emerson Electric Co., 3M, the New Perspective Fund, Sara Lee Corporation, and a trustee of the National Geographic Society and the Center for Naval Analyses.  A director of Manpower since February, 2002.

Dennis Stevenson	57	Chairman of Pearson plc, a multimedia company and Chairman of HBOS plc, a banking institution. A director of Manpower for more than five years.

John R. Walter	56

Retired.  President and Chief Operating Officer of AT&T Corp. from November, 1996 to July, 1997.  Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company, a print and digital information management, reproduction and distribution company, from 1989 through 1996.  Also a director of Abbott Laboratories, Deere & Company, Applied Graphics Technologies and SNP Corporation of Singapore.  A director of Manpower since October, 1998.

Edward J. Zore	58

President and Chief Executive Officer of The Northwestern Mutual Life Insurance Company, the nation's largest seller of individual life insurance, since June, 2001. President of Northwestern Mutual from March, 2000 to June, 2001.  Executive Vice President, Life and Disability Income Insurance, of Northwestern Mutual from 1998 to 2000.  Executive Vice President, Chief Financial Officer and Chief Investment Officer of Northwestern Mutual from 1995 to 1998.  Prior thereto, Chief Investment Officer and Senior Vice President of Northwestern Mutual.  Also a Trustee of Northwestern Mutual and a Director of Northwestern Mutual Series Fund, Inc. and Mason Street Funds, Inc.  A director of Manpower since July, 2000.

EXHIBIT INDEX

Exhibit No	Description

99.1

Agreement and Plan of Merger among Right Management Consultants, Inc., Manpower Inc. and Hoosier Acquisition Corp. dated as of December 10, 2003, incorporated by reference to Manpower's Current Report on Form 8-K dated December 12, 2003

99.2

Tender and Voting Agreement dated as of December 10, 2003 between Manpower Inc. and each of the shareholders listed on Schedule I thereto, incorporated by reference to Manpower's Current Report on Form 8-K dated December 12, 2003